SMARTCARD MARKETING SYSTEMS, INC.

 20C Trolley Square

 Wilmington, DE 19806

December 27, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SmartCard Marketing Systems, Inc.

       Registration Statement on Form S-1 (333-268839)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-268839) filed with the Securities and Exchange Commission by SmartCard Marketing Systems, Inc. (the “Company”) on December 27, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions regarding this request, please contact Evan Costaldo Esq., of Costaldo Law Group P.C. at (212) 709-8333.

Sincerely,

SmartCard Marketing Systems, Inc.

/s/ Massimo Barone
Massimo Barone
Chief Executive Officer

cc: Evan Costaldo, Esq., Costaldo Law Group P.C.